Exhibit 1

[Translation]

April 26, 2013

To all interested parties:

Company name: Sumikin Bussan Corporation

Representative name: Mitsunori Okada, President

(Code: 9938, First Section, Tokyo Stock Exchange

and Osaka Securities Exchange)

Contact: Nobuaki Ochiai, General Manager, General

Affairs & Corporate Communications Department

(TEL 03-5412-5003)

Company name: Nippon Steel Trading Co., Ltd.

Representative name: Tetsuo Imakubo, President

(Code: 9810, First Section, Tokyo Stock Exchange)

Contact: Fumio Iwasaki, General Manager, General

Administration & Legal Department

(TEL 03-6225-3500)

Announcement about Execution of Merger Agreement Concerning Business Integration

(Merger) Between Sumikin Bussan Corporation and Nippon Steel Trading Co., Ltd.

As announced in “Concerning the Start of Consideration Regarding a Business Integration between Sumikin Bussan Corporation and Nippon Steel Trading Co., Ltd.” dated February 7, 2013, Sumikin Bussan Corporation (President: Mitsunori Okada; “Sumikin Bussan”) and Nippon Steel Trading Co., Ltd. (President: Tetsuo Imakubo; “Nippon Steel Trading”)(collectively, the “Companies”) agreed to start considering integrating their businesses (the “Integration”) and repeatedly held discussions. The Companies hereby announce that at the board of directors’ meeting held today at each of the Companies, they decided to integrate their businesses (merge) in accordance with the spirit of their relationship being based on equality, and that they executed a merger agreement (the “Merger Agreement”) today.

Rule 802 Legend

(for those resident in the United States)

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The Integration is subject to, among other things, shareholder approval at a respective shareholders’ meeting of the Companies, and approval of Japan Fair Trade Commission and the relevant foreign authorities.

1.	Objectives of the Integration, etc.

(1)	Objectives of the Integration

The external environment is rapidly changing in the respective business fields of the Companies including the businesses of steel, textiles, foodstuffs, raw materials and fuels, machinery, infrastructure, etc., and most significantly in the steel business field. Competition in these fields is expected to become increasingly intense in the future.

Under such conditions, the Companies have individually been searching for paths to further their growth and development, and have agreed that the Companies should aim toward achieving, through the Integration, continual growth as a trading company which develops and manages the above core business fields by combining the business resources that each company has developed, and, based on the Companies’ backgrounds as members of the Nippon Steel & Sumitomo Metal Corporation Group. The new integrated company (the “Integrated Company”) will join together to embrace a customer-oriented perspective, improve business efficiency through effective use of business resources, accelerate a global strategy that is in tune with customer and market needs, reinforce its sales power, and expand its customer and market base.

(2)	Goals of the Integration

The Integrated Company will seek to achieve the following goals, with a particular focus on achieving synergistic benefits from the Integration primarily in the steel-related business which is the common business field of the Companies, as well as balanced growth in all other business fields.

(i)	Improvement of business competitiveness and expansion of business

The Integrated Company will combine and mutually complement the sales power and customer bases of each respective company and their group companies, as well as the products and services that each company has particular strengths in, their sales networks, and their manufacturing and processing sites, maximizing the synergistic effects of the combined power of the Companies in order to improve business competitiveness. Active programs will also be implemented to expand business in fields where the strengths of the Companies can be put to use, and steps will be taken to expand the customer base and market base.

(ii)	Acceleration of the global strategy

With one of the aim being to acquire demand from both Japanese companies and local companies in overseas markets, particularly in emerging nations where demand is growing, the Integrated Company will make maximum use of the business base and business competitiveness of the Companies, to become the best partner that can plan and propose total solutions that are a perfect fit for the global needs of a wide variety of customers around the world.

(iii)	Establishment of a strong management base

The Integrated Company will utilize the combined force of its existing business portfolio which comprises multiple business fields, including the business of steel, textiles, foodstuffs, raw materials and fuels, machinery, and infrastructure etc. Moreover, the Integrated Company will strengthen our competitiveness in each of these business fields, aiming to establish a strong management base with excellent profit stability.

Through the above measures, the Integrated Company will make every effort to deliver results from the Integration as quickly as possible, and to maximize its corporate value by focusing on further improving earning power and constructing a strong financial base, in order to gain higher valuations from our shareholders and from the capital market.

The Integrated Company will aim to achieve the targeted annual ordinary income of 30 billion yen in the next fiscal year (fiscal year ending in March, 2015) by achieving the synergistic benefits of the Integration, such as increases in profits from the existing business, making use of a network between different business divisions, and making strategic and efficient use of processing sites and sales bases in the steel business field.

2.	Outline of the Integration

(1)	Schedule of the Integration

February 7, 2013	Execution date of the Memorandum of Understanding Concerning Consideration of the Integration (Companies)
April 26, 2013	Date of resolution regarding the Integration at the board of directors’ meeting (Companies)
April 26, 2013	Execution date of the Merger Agreement (Companies)
June 21, 2013 (planned)	Annual shareholders’ meeting to approve the Merger Agreement (Companies)
September 25, 2013 (planned)	Last trading date (Sumikin Bussan)
September 26, 2013 (planned)	Date of Delisting (Sumikin Bussan)
October 1, 2013 (planned)	Effective Date of the Merger

(2)	Method of Integration

The Companies will implement the Integration by absorption-type merger (the “Merger”). Taking into account various factors so that the Merger serves the interests of shareholders, with respect to the Merger procedures, Nippon Steel Trading will be the company surviving the absorption-type merger, and Sumikin Bussan will be the company absorbed in the absorption-type merger.

(3)	Allotment of shares under the Merger

	Nippon Steel Trading (company surviving the absorption-type merger)	Sumikin Bussan (company absorbed in the absorption-type merger)
Allotment of shares under the Merger	1	1.08

(Note 1)	The number of shares of Nippon Steel Trading to be delivered under the Merger: 174,789,476 common shares (planned) (The number of shares of Nippon Steel Trading to be delivered under the Merger could be modified because of the change of the number of treasury shares of Sumikin Bussan, etc.)
(Note 2)	Nippon Steel Trading shares will be delivered by allotment in the ratio of 1.08 Nippon Steel Trading shares to one Sumikin Bussan share. However, no shares will be allotted as a result of the Merger with respect to 2,691,986 treasury shares (as of March 31, 2013) held by Sumikin Bussan.

(Note 3)	Handling of shares which constitute less than one share unit
As a result of the Merger, those shareholders of Sumikin Bussan who are to hold shares which constitute less than one share unit (shares which constitute less than 1,000) may demand the following related to common shares of Nippon Steel Trading. Shareholders will not be able to sell shares which constitute less than one share unit at a securities exchange.
(i)	Demand purchase of shares which constitute less than one share unit (selling shares which constitute less than 1,000)
Pursuant to Article 192 paragraph 1 of the Companies Act, those shareholders of Nippon Steel Trading who hold shares which constitute less than one share unit may demand that Nippon Steel Trading purchase such shares which constitute less than one share unit.
(ii)	Demand sale to holders of shares which constitute less than one share unit (buying shares up to 1,000 shares)
Pursuant to Article 194 paragraph 1 of the Companies Act and the provisions in the Articles of Incorporation of Nippon Steel Trading, those shareholders of Nippon Steel Trading who hold shares which constitute less than one share unit may demand that Nippon Steel Trading sell to holders of shares which constitute less than one share unit such number of shares, which together with the number of shares less than one share unit held by such holders, will constitute one share unit (1,000 share).
At present, although Nippon Steel Trading does not have provisions related to a demand for sale to holders of shares which constitute less than one share unit in its articles of incorporation, Nippon Steel Trading will include such provision in its articles of incorporation, subject to approval of the shareholders at the shareholders’ meeting to be held on June 21, 2013.
(Note 4)	To those shareholders of Sumikin Bussan who are to receive, as a result of the Merger, an allotment of a fraction of less than one share of Nippon Steel Trading, the amount equivalent to the value of such fraction will be paid in cash, pursuant to the provisions of Article 234 of the Companies Act and other applicable laws and regulations.

(4)	Handling of share options and bonds with share options of Sumikin Bussan in connection with the Merger

Sumikin Bussan has not issued any share options or bonds with share options.

3.	Basis for calculating the allotment of shares under the Merger, etc.

(1)	Basis of calculation

In order to support their respective efforts to ensure the fairness and appropriateness of the merger ratio used in the Merger (“Merger Ratio”), Sumikin Bussan and Nippon Steel Trading respectively and separately requested third-party calculation agents independent of both companies to calculate the merger ratio and received merger ratio calculation papers. Sumikin Bussan appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as its third-party calculation agent, and Nippon Steel Trading appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as its third-party calculation agent.

SMBC Nikko Securities performed a Market Price Analysis, since there is a market share price for the common shares of each of the Companies, as well as a Discounted Cash Flow Analysis (“DCF Analysis”) for the shares of the Companies. The ranges of the merger ratio mentioned below are the calculated ranges of the number of the common shares of Nippon Steel Trading allocated to one common share of Sumikin Bussan.

Methodology	Range of Merger Ratio
Market Price Analysis	1.06 - 1.08
DCF Analysis	1.03 - 1.40

With respect to the Market Price Analysis, the reference date is set on April 25, 2013 (the “SMBC Nikko Reference Date”), and SMBC Nikko Securities reviewed the average closing market price during the one-month period prior to the SMBC Nikko Reference Date and the average closing market price during the three-month period prior to the SMBC Nikko Reference Date, as a basis for the analysis.

In addition, as described in (5) “Measures to ensure fairness” below, pursuant to a request from the board of directors of Sumikin Bussan, SMBC Nikko Securities submitted to Sumikin Bussan an opinion (a fairness opinion) dated April 26, 2013, to the effect that the Merger Ratio is reasonable for the shareholders of Sumikin Bussan from a financial viewpoint under the below-mentioned assumptions and disclaimers.

In delivering its fairness opinion, as well as calculating the Merger Ratio as the basis for such opinion, SMBC Nikko Securities did not conduct or assume any obligation to conduct any independent verification of the accuracy or completeness of the information of Sumikin Bussan and Nippon Steel Trading (irrespective of whether the information has been disclosed to the public and is available or furnished by Sumikin Bussan and Nippon Steel Trading), including financial information and financial forecasts reviewed by SMBC Nikko Securities; therefore, SMBC Nikko Securities assumed and relied on the accuracy and completeness of all such information in delivering its opinion and calculating the Merger Ratio as the basis for such opinion.

SMBC Nikko Securities assumed that all material information of Sumikin Bussan and Nippon Steel Trading has been disclosed to the public in an appropriate manner, and that the market share prices of Sumikin Bussan and Nippon Steel Trading appropriately reflect all material information of these companies, and that there is no undisclosed information that may have a negative impact on the market share prices of Sumikin Bussan and Nippon Steel Trading, and that no change has occurred that has had a significant influence on the assets, financial conditions, operation, or future prospects of Sumikin Bussan, Nippon Steel Trading, or their affiliated companies on or after the preparation date of the latest financial statements and business plan provided to SMBC Nikko Securities.

Further, SMBC Nikko Securities did not conduct any independent evaluation or assessment of the assets or liabilities of Sumikin Bussan and Nippon Steel Trading. Moreover, based upon Sumikin Bussan’s consent, SMBC Nikko Securities assumed that the financial forecasts (including analysis and forecasts of financial effect of the Merger on Sumikin Bussan and Nippon Steel Trading) which were provided by Sumikin Bussan and Nippon Steel Trading to and analyzed by SMBC Nikko Securities were prepared based upon reasonable grounds and reflected the forecasts and judgment available to Sumikin Bussan or Nippon Steel Trading. SMBC Nikko Securities’ opinions and calculation are not intended to encourage shareholders of Sumikin Bussan to exercise their shareholders’ rights or take other related actions with respect to the Merger, nor are they intended to solicit or encourage shareholders of Sumikin Bussan or other persons to assign or receive assignment of Sumikin Bussan shares or take other actions related thereto. SMBC Nikko Securities’ opinion was prepared in light of economic, market and other conditions as of its submission date and was based upon information obtained by SMBC Nikko Securities before such date.

Meanwhile, Nomura Securities performed a Market Share Price Analysis, since there is a market share price for the common shares of each of the Companies, as well as a Comparable Companies Analysis and a DCF Analysis for the shares of the Companies. The ranges of the Merger Ratio mentioned below are the calculated ranges of the number of the common shares of Sumikin Bussan allocated to one common share of Nippon Steel Trading.

Methodology	Range of Merger Ratio
Market Share Price Analysis (Nomura Reference Date (i))	1.056 - 1.076
Market Share Price Analysis (Nomura Reference Date (ii))	1.044 - 1.218
Comparable Companies Analysis	0.955 - 1.439
DCF Analysis	0.990 - 1.269

With respect to the Market Share Price Analysis, the reference date is set on April 25, 2013 (the “Nomura Reference Date (i)”), and Nomura Securities reviewed the closing share price on the Nomura Reference Date (i); the average closing market price during the one-week period prior to the Nomura Reference Date (i); the average closing market price during the one-month period prior to the Nomura Reference Date (i); the average closing market price during the three-month period prior to the Nomura Reference Date (i); and the average closing market price during the six-month period prior to the Nomura Reference Date (i), as a basis for the analysis.

Another reference date is set on February 7, 2013 (the “Nomura Reference Date (ii)”), on which the “Concerning the Start of Consideration Regarding a Business Integration between Sumikin Bussan Corporation and Nippon Steel Trading Co., Ltd.” was announced, and Nomura Securities reviewed the closing share price on the Nomura Reference Date (ii); the average closing market price during the one-week period prior to the Nomura Reference Date (ii); the average closing market price during the one-month period prior to the Nomura Reference Date (ii); the average closing market price during the three-month period prior to the Nomura Reference Date (ii); and the average closing market price during the six-month period prior to the Nomura Reference Date (ii) as a basis for the analysis.

In calculating the Merger Ratio, Nomura Securities in principle relied on the provided information and publicly available information, assuming that all such information was accurate and complete without independent verification of the accuracy or completeness of such information. With respect to assets and liabilities (including contingent liabilities) of the Companies and their affiliated companies, Nomura Securities neither conducted an independent evaluation, appraisal or assessment, including any analysis or evaluation of each asset or liability, nor requested that a third-party institution conduct an appraisal or assessment. The calculation results of the Merger Ratio provided by Nomura Securities reflect the information and economic conditions that were available as of April 25, 2013, and it is presumed that the information on financial forecasts of the Companies has been reasonably prepared or reviewed by the management of Nippon Steel Trading based on the best currently available forecasts and judgment.

In addition, as described in “(5) Measures to ensure fairness” below, pursuant to a request from the board of directors of Nippon Steel Trading, Nomura Securities submitted to Nippon Steel Trading an opinion (a fairness opinion) dated April 26, 2013, to the effect that the Merger Ratio is reasonable for Nippon Steel Trading from a financial viewpoint under the aforementioned assumptions and certain other assumptions.

It is noted that the future profit plans, which were provided by Nippon Steel Trading to each of the third-party calculation agents as the basis of calculations in connection with the DCF Analysis, include fiscal years with significant increases in profit compared with the fiscal year immediately preceding such fiscal years. These increases reflect mainly about 10% increases in sales volumes and increases in sales prices of steel products, etc., due to improvements in external circumstances such as a weak yen, a rise in reconstruction needs and so forth.

The future profit plans of Sumikin Bussan do not include fiscal years with significant increases in profit compared with the fiscal year immediately preceding such fiscal years.

(2)	Process of calculation

Sumikin Bussan and Nippon Steel Trading carefully negotiated and discussed with each other the merger ratio, taking into account such factors as the financial position, assets and future business and performance prospects of each company, with Sumikin Bussan referring to the merger ratio calculation papers received from SMBC Nikko Securities, and Nippon Steel Trading referring to the merger ratio calculation papers received from Nomura Securities. As a result of the negotiations and discussions, today Sumikin Bussan and Nippon Steel Trading decided that the merger ratio described in 2.(3) above is appropriate and agreed to it.

(3)	Relationship with financial advisors

SMBC Nikko Securities, which is acting as the financial advisor of Sumikin Bussan, and Nomura Securities, which is acting as the financial advisor of Nippon Steel Trading, do not constitute related parties of Sumikin Bussan and Nippon Steel Trading, respectively, and do not have any material interest to be noted in connection with the Merger.

(4)	Prospects for delisting and reasons

Due to the Merger, in accordance with the delisting standards of the relevant financial instruments exchanges, common share of Sumikin Bussan are expected to be delisted as of around September 26, 2013, from these exchanges. Common shares of Nippon Steel Trading to be delivered to shareholders of Sumikin Bussan under the Merger are listed on the first section of Tokyo Stock Exchange.

(5)	Measures to ensure fairness

In addition to receiving the merger ratio calculation paper, Sumikin Bussan received written opinions (“fairness opinions”) dated April 26, 2013, from SMBC Nikko Securities, that based upon and subject to certain conditions (including the assumptions described in (1) above), the agreed-upon merger ratio is appropriate or fair to shareholders of Sumikin Bussan from a financial viewpoint. On the other hand, in addition to receiving the merger ratio calculation paper, Nippon Steel Trading received written opinions (“fairness opinions”) dated April 26, 2013, from Nomura Securities, that based upon and subject to certain conditions (including the assumptions described in (1) above), the agreed-upon merger ratio is appropriate or fair from a financial viewpoint to Nippon Steel Trading.

(6)	Measures to avoid conflicts of interest

In connection with the Merger, Sumikin Bussan and Nippon Steel Trading have not taken special measures to avoid conflicts of interest because there is no conflict of interest between Sumikin Bussan and Nippon Steel Trading.

4.	Status after Integration

Company Surviving the Absorption-Type Merger
(1) Name	Nittetsu Sumikin Bussan Kabushiki Kaisha (“NIPPON STEEL & SUMIKIN BUSSAN CORPORATION” in English)

(2) Address	5-27, Akasaka 8-chome, Minato-ku, Tokyo

(3) Title and name of the representative	Representative Director, President, Ichiro Miyasaka

(4) Description of business activities	Steel, textiles, foodstuffs, raw materials, machinery, infrastructure, etc.

(5) Capital	12,335 million yen

(6) End of business year	March 31

(7) Net assets	At this point, this has not yet been finalized.

(8) Total assets	At this point, this has not yet been finalized.

5.	Operating structure of the Integrated Company

The Integrated Company will establish four business divisions, which consist of the steel division, machinery and infrastructure division, textiles division, and foodstuffs division, and establish a planning and management headquarters.

6.	An outline of the accounting regarding the Merger

The accounting regarding the Merger will be announced later once they are finalized.

7.	Prospects

The Companies will announce the business outlook after the Integration and other similar matters once they become evident.

Exhibit: Outline of the parties to the Integration

End

Exhibit

Outline of the parties to the Integration

(Unit: million yen if not otherwise specified)

		Company Surviving the Absorption-Type Merger	Company Absorbed in the Absorption-Type Merger
(1)	Name	Nippon Steel Trading Co., Ltd.	Sumikin Bussan Corporation

(2)	Address	2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo	10-9, Shinmachi 1-chome, Nishi-ku, Osaka

(3)	Title and name of the representative	Tetsuo Imakubo, President	Mitsunori Okada, President

(4)	Description of business activities	1. Steel products 2. Raw materials 3. Machinery	1. Steel 2. Industrial equipment and infrastructure 3. Textiles 4. Foodstuffs

(5)	Capital	8.8 billion yen	12.3 billion yen

(6)	Date of establishment	August 2, 1977	April 12, 1941

(7)	Number of outstanding shares	134,801 thousand shares	164,534 thousand shares

(8)	End of business year	March 31	March 31

(9)	Number of employees	Single-base: 602 Consolidated: 2,228	Single-base: 913 Consolidated: 5,446

(10)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.	Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(11)	Major shareholders and ownership percentage (as of March 31, 2013)	NIPPON STEEL & SUMITOMO METAL CORPORATION: 32.3% Mitsui & Co., Ltd.: 25.1% Nippon Steel Trading Co. Employee Stock Ownership Association: 1.7% Masayoshi Yamauchi: 1.5% GODO STEEL, Ltd.: 1.5%

NIPPON STEEL & SUMITOMO METAL CORPORATION: 38.2%

Japan Trustee Services Bank, Ltd.: 2.9%

The Master Trust Bank of Japan, Ltd.: 2.5%

Kyoei Steel, Ltd.: 2.1%

Air Water Inc.: 1.2%

Other than above, Sumikin Bussan holds treasury shares 1.6%.

(12)	Relationship between the companies

	Capital ties	Both companies are equity method affiliated companies of NIPPON STEEL & SUMITOMO METAL CORPORATION. There are no noteworthy capital ties between the two companies.

	Personnel ties	There are no noteworthy personnel ties between the two companies.

	Business ties	The two companies have business ties involving some steel and other products.

	Status applicable to the related parties	Not applicable.

(13)	Business results and financial positions for the most recent 3 years

	Business Year	Nippon Steel Trading Co., Ltd. (consolidated)			Sumikin Bussan Corporation (consolidated)
		Fiscal Year Ended March			Fiscal Year Ended March
		2011	2012	2013	2011	2012	2013
	Consolidated net assets	55,967	58,189	62,848	59,390	65,491	78,134
	Consolidated total assets	332,390	333,358	262,171	338,400	370,268	356,741
	Consolidated net assets per share (yen)	319.60	345.44	392.77	346.30	386.25	461.85
	Consolidated sales	1,079,508	1,087,512	1,026,354	790,900	807,245	788,776
	Consolidated operating income	12,493	10,742	9,930	10,257	13,529	14,997
	Consolidated ordinary income	12,753	11,232	9,782	11,736	12,408	16,729
	Consolidated net income	7,432	6,876	6,138	5,748	7,199	10,351
	Consolidated net income per share (yen)	54.38	50.70	45.64	35.07	44.35	63.96
	Dividends per share (yen)	7.00	7.00	8.00	6.00	8.00	12.00

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Sumikin Bussan Corporation and Nippon Steel Trading Co., Ltd. in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the two companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the two companies (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The two companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in steel supply and demand, raw material costs and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of the two companies, as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as marketable securities and investment securities;

(5)	changes in laws and regulations (including environmental regulations) relating to the two companies’ business activities;

(6)	rises in tariffs, impositions of import controls and other developments in the two companies’ main overseas markets;

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)	the two companies’ being unable to complete the business integration; and

(9)	difficulties in realizing the synergies and benefits of the post-transaction group.